NEWS RELEASE

Exhibit 1

North American Palladium Reports Voting Results from

2013 Annual & Special Meeting of Shareholders

Toronto, Ontario, May 10, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) released today the final voting results of its 2013 Annual and Special Meeting of Shareholders (“AGM”) held on May 9, 2013 in Toronto, Ontario. The following matters were voted on:

1. Election of Directors

The following six nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Steven R. Berlin	32,837,292	55.95%	25,854,054	44.05%
C. David A. Comba	32,862,867	55.99%	25,828,479	44.01%
André J. Douchane	32,782,990	55.86%	25,908,354	44.14%
Robert J. Quinn	32,855,700	55.98%	25,835,645	44.02%
Greg J. Van Staveren	32,837,600	55.95%	25,853,746	44.05%
William J. Weymark	32,875,316	56.01%	25,816,029	43.99%

2. Appointment of Auditors

KPMG LLP, Chartered Accountants, were reappointed as auditors of the Corporation to hold office until the next annual meeting, and the Directors were authorized to fix their remuneration. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
112,369,269	97.12%	3,332,069	2.88%

3. Approval of Amended and Restated RRSP Plan

Shareholders approved the resolution confirming and ratifying the Company’s Amended and Restated RRSP Plan, the text of which resolution is set forth in Schedule A of the Management Information Circular dated April 1, 2013. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
55,360,896	94.33%	3,330,450	5.67%

4. Approval of Amended and Restated Stock Option Plan

Shareholders approved the resolution confirming and ratifying the Company’s Amended and Restated Stock Option Plan, the text of which resolution is set forth in Schedule B of the Information Circular. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
54,922,849	93.58%	3,768,496	6.42%

www.nap.com

5. Approval of Amended and Restated By-law No.1

Shareholders approved the resolution confirming and ratifying the Company’s Amended and Restated By-law No. 1, the text of which resolution is set forth in Schedule C of the Information Circular. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
55,617,960	94.76%	3,073,386	5.24%

6. Approval of Advance Notice By-law

Shareholders approved the resolution confirming and ratifying the Company’s Advance Notice By-law, the text of which resolution is set forth in Schedule D of the Information Circular. The results were as follows:

Votes For	Percent	Votes Withheld	Percent
55,940,526	95.31%	2,750,820	4.69%

The formal Report on Voting Results with respect to all matters voted upon at the AGM will be filed with the Canadian securities regulatory authorities shortly.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP operates with the vision of becoming a low cost mid-tier precious metals producer. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com

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